UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FLIR Systems Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	0-21918	93-0708501
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

27700 SW Parkway Avenue Wilsonville, Oregon (Address of principal executive offices)		97070 (Zip Code)

Michael Shin
Global VP of Procurement
703-682-3360
(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

The registrant’s Conflict Minerals Report for the year ended December 31, 2019 is attached hereto as Exhibit 1.01 and is available at www.flir.com/corporate/supplier.

ITEM 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2019 is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

ITEM 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FLIR Systems, Inc.

BY:	/s/ Carol Lowe
Carol Lowe Executive Vice President & Chief Financial Officer

Date: May 29, 2020